FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of February 2003.
Total number of pages: 1 .
NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 6, 2003 in Kyoto, Japan

Nidec Announces Alternation of Representative Directors

of Its Four Group Companies

Nidec Corporation announced today the alternation of representative directors of its four group companies: Nidec Copal Corporation, Nidec Tosok Corporation, Nidec-Read corporation and Nidec Shibaura Corporation, pursuant to the resolutions at their respective Board of Directors Meetings held on March 6, 2003. The alternation will take effect as of April l, 2003.

The revision of top management is designed to further enhance the synergy of Nidec’s group network as well as to expedite its overall management process.

- Representative Directors - (newly appointed)

Akihiko Saita

for Nidec Copal Corporation

Kazuo Takematsu

for Nidec Tosok Corporation

Michio Kaida

for Nidec-Read Corporation

Muneki Hashimoto

for Nidec Shibaura Corporation

Listing of shares:

 Nidec Corporation

The First Section of the Tokyo and Osaka Stock Exchanges (6594)

The New York Stock Exchange (NJ)

 Nidec Copal Corporation

The First Section of the Tokyo Stock Exchange (7756)

 Nidec Tosok Corporation

The Second Section of the Tokyo Stock Exchange (7728)

  Nidec-Read Corporation

The Second Section of the Osaka Stock Exchange

#